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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12B-25                  SEC FILE NUMBER
                                                                   0-22730
                          NOTIFICATION OF LATE FILING

(Check One)
[X]Form 10-K  [ ]Form 11-K  [ ]From 20-F  [ ]Form 10-Q  [ ]Form N-SAR

  For Period Ended:   June 30, 1997
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  [ ]  Transition Report on Form 10-K
  [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR
  From the Transition Period Ended:
                                    --------------------------

  Read Instruction Before Preparing Form.  Please Print or Type

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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   PART I - REGISTRANT INFORMATION


   Communications Central Inc.
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   Full Name of Registrant


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   Former Name if Applicable


   1150 Northmeadow Parkway, Suite 118
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   Address of Principal Executive Office (Street and Number)

   Roswell, Georgia  30076
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   City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on before the fifth calendar day following the prescribed due date, and;


[ ] (c) The accountant's statement of other exhibit required by Rule 12n-25(c)
        has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report of portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     On September 20, 1996, the Federal Communications Commission ("FCC") issued its Report and Order implementing the payphone-specific provisions of the
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Telecom Act.  Among its directives, the FCC prescribed dial around compensation for all access code and 800 subscriber calls from payphones at a flat rate of $45.85 per payphone per month for the first year, with a per-call compensation system to be implemented by October 7, 1997 under which compensation was required to be paid at a default rate of $.35 per call.

     On July 1, 1997, the United States Court of Appeals for the District of Columbia Circuit ("Court") issued an opinion which, among other things, remanded both the interim dial around compensation rate of $45.85 per payphone per month and the default compensation rate of $.35 per call to the FCC for further review. On September 16, 1997, the Court clarified that it had intended that the dial around compensation provisions of the FCC's orders be vacated.

  The Company requests additional time to analyze the September 16, 1997 opinion of the Court which clarified that it had intended to vacate the dial around
compensation provisions of the FCC's orders.   Due to the decision's direct
impact on the payphone industry and the Company, the Company requires additional time to review the Court's opinion and subsequent clarification and determine their effect on its financial condition and prospects.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      C. Douglas McKeever                   770                   442-7300
      -------------------------   ----------------------   ---------------------
            (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is
    identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof? [ ] Yes   [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Communications Central Inc.
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                  (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date     September 26, 1997             By /s/   C. Douglas McKeever
       ---------------------------          ------------------------------------
                                             C. Douglas McKeever - VP Finance
                                             (principal financial and
                                              accounting officer)

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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|                                   ATTENTION                                  |
|  Intentional misstatements or omissions of fact constitute Federal Criminal  |
|                        Violations (See 18 U.S.C. 1001).                      |
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                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One Signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.